Exhibit 99.1

Cian PLC Announces Second Quarter and Six Months 2023 Financial Results

Larnaca, Cyprus, August 18, 2023 – Cian PLC (MOEX: CIAN) (“Cian”, the “Group” or the “Company”), a leading online real estate classifieds platform in Russia, today announced its financial results for the second quarter and six months ended June 30, 2023.

Second Quarter 2023 Key Financial and Operational Highlights1

•	Revenue increased by 40% Y-o-Y to RUB 2,661 million ($30.6 million).

•	Profit for the period amounted to RUB 404 million ($4.6 million).

•	Adjusted EBITDA[2] increased by 23% Y-o-Y and reached RUB 590 million ($6.8 million).

•	Adjusted EBITDA Margin[2] decreased by 3.0 pp Y-o-Y to 22.2%.

•	Core Business revenue increased by 42% Y-o-Y to RUB 2,528 million ($29.0 million).

Six Months 2023 Key Financial and Operational Highlights1

•	Revenue increased by 39% Y-o-Y to RUB 5,063 million ($58.2 million).

•	Profit for the period amounted to RUB 615 million ($7.1 million).

•	Adjusted EBITDA[2] increased by 76% Y-o-Y and reached RUB 943 million ($10.8 million).

•	Adjusted EBITDA Margin[2] increased by 3.8 pp and amounted to 18.6%.

•	Average UMV (Unique Monthly Visitors)[3] increased by 4% Y-o-Y to 19.0 million.

•	Core Business revenue increased by 42% Y-o-Y to RUB 4,826 million ($55.4 million).

•	Core Business Adjusted EBITDA[4] increased by 30% Y-o-Y to RUB 1,181 million ($13.6 million).

•	Core Business Adjusted EBITDA Margin[5] deteriorated by 2.2 pp Y-o-Y and reached 24.5%.

Dmitriy Grigoriev, Chief Executive Officer of Cian PLC, commented: “Cian continues to grow steadily both in our core business and new products on the back of demand recovery in the market. We remain focused on supporting our market position while generating healthy cash flow and keeping the business profitable.”

1 U.S. Dollar translations throughout this release are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of June 30, 2023 (RUB 87.0341 to USD 1.00)

2 Adjusted EBITDA and Adjusted EBITDA Margin are non-IFRS measures. See “Non-IFRS Financial Measures and Supplemental Financial Information” elsewhere in this release for a description of these measures and their reconciliation from the most directly comparable IFRS financial measures.

3 Average Unique Monthly Visitors (UMV) means the average number of users and customers, excluding bots, visiting our platform (websites and mobile application) per month in a particular period. Average UMV for a particular period is calculated by aggregating the UMV for each month within such period and dividing by the number of months. For periods within the 2023 and the 2022 fiscal years, Average UMV is calculated as a sum of Average UMV for the Cian, excluding the N1 Group, based on Google Analytics data and Average UMV for the N1 Group based on Yandex.Metrica data.

4 Core Business Adjusted EBITDA, Mortgage Marketplace Adjusted EBITDA, Valuation and Analytics Adjusted EBITDA, C2C Rental Adjusted EBITDA and End-to-End Offerings Adjusted EBITDA presented in this release are our segment measures of profit or loss of which Adjusted EBITDA, a non-IFRS financial measure, is comprised. See “Non-IFRS Financial Measures and Supplemental Financial Information” elsewhere in this release for further information.

5 Defined as Core Business Adjusted EBITDA divided by Core Business revenue for the respective periods.

NYSE Delisting

On March 15, 2023, the Company received a written notice from the staff of the New York Stock Exchange Regulation notifying the Company that it has determined to delist the Company’s American depositary shares (ADSs) from the NYSE. The Company utilized its right to a review of the determination and, accordingly, filed an appeal to this decision. Following an appeal process that included the delivery of written submissions as well as an oral presentation before a Committee of the Board of Directors of the NYSE, the Company was notified on July 21, 2023 that the Committee had reached a final decision to uphold the delisting determination.

The removal of the Company’s ADSs from listing on the NYSE became effective on July 31, 2023. The Company does not expect the delisting to have any immediate effect on the terms of the ADSs under its ADS program, which will continue to exist in their current form. The trading of the Company’s ADSs on the Moscow Exchange is unaffected and continues as usual.

Second Quarter and Six Months 2023 Results

Factors affecting year-over-year trends and comparisons

We believe that trends in the real estate market in the first half of 2023 were particularly characterized by the following events: (i) more stable demand in the first half of 2023 compared to respective period of the last year; (ii) in December 2022, the subsidized government mortgage was prolonged until July 2024. However, the interest rate for mortgages in this program increased from 7% to 8%. At the same time, the requirements of the government subsidized program for families were eased (the interest rate in this program is 6%). These changes put additional pressure on the mortgage market and led to crossflow of demand between subsidized programs; (iii) demand was recovering both in primary and secondary markets.

Post reporting date, on July 21, 2023, following a continued sharp depreciation of the ruble, the key interest rate was increased to 8.5% and further increased to 12% on August 15, 2023.

Second Quarter 2023 Results

Revenue

Revenue for the three months ended June 30, 2023 amounted to RUB 2,661 million compared to RUB 1,905 million for the three months ended June 30, 2022, an increase of RUB 756 million, or 40%. The revenue increase was driven by growth in the Core Business segment.

The following table outlines a breakdown of revenue by segment and type for the periods indicated (in millions of RUB and USD):

	Three months ended (unaudited)
	June 30, 2022	June 30, 2023	June 30, 2023	Y-o-Y growth
	RUB	RUB	USD (1)
Total Revenue	1,905	2,661	30.6	40%
Core Business	1,781	2,528	29.0	42%
Mortgage Marketplace	31	115	1.3	271%
Valuation and Analytics	15	11	0.1	(27)%
End-to-End Offerings	78	7	0.1	(91)%

1 U.S. Dollar translations throughout this release are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of June 30, 2023 (RUB 87.0341 to USD 1.00).

Core Business segment revenue

Core Business revenue reached RUB 2,528 million for the three months ended June 30, 2023, an increase of 42% from RUB 1,781 million for the three months ended June 30, 2022. Core Business revenue growth was driven by strong performance across all key revenue streams – listing revenue, lead generation, and display advertising revenue.

Mortgage Marketplace segment revenue

Mortgage Marketplace revenue amounted to RUB 115 million for the three months ended June 30, 2023 compared to RUB 31 million for the same period of the prior year, corresponding to an increase of RUB 84 million or 271%. The increase was primarily a result of an anomalously low amount in the comparative period, as the demand for mortgage loans was under significant pressure after the key interest rate hike in late February 2022.

Operating expenses

Total operating expenses increased by 41% to RUB 2,355 million in the three months ended June 30, 2023 compared with RUB 1,674 million in the three months ended June 30, 2022. This increase was primarily driven by marketing costs having been restored to their normal levels after cost cutting introduced in the second quarter of 2022 due to high levels of uncertainty.

The following table sets forth a breakdown of our operating expenses for the periods indicated (in millions of RUB and USD):

	Three months ended (unaudited)
	June 30, 2022	June 30, 2023	June 30, 2023	Y-o-Y growth
	RUB	RUB	USD (1)
Operating expenses	1,674	2,355	27.1	41%
Marketing expenses	392	908	10.4	132%
Employee-related expenses	906	1,094	12.6	21%
IT expenses	126	148	1.7	17%
Depreciation and amortization	71	60	0.7	(15)%
Other operating expenses	179	145	1.7	(19)%

1 U.S. Dollar translations throughout this release are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of June 30, 2023 (RUB 87.0341 to USD 1.00).

Profit for the period

Profit for the three months ended June 30, 2023 was RUB 404 million compared to a loss of RUB 433 million for the three months ended June 30, 2022. The change for the period was driven primarily by a foreign currency exchange gain of RUB 178 million related to our USD-denominated cash balances (compared to RUB 663 million loss a year earlier).

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA for the three months ended June 30, 2023 reached RUB 590 million compared to RUB 480 million for the three months ended June 30, 2022. The increase in Adjusted EBITDA was primarily driven by the revenue growth.

Adjusted EBITDA Margin dropped by 3.0 pp to 22.2% for the three months ended June 30, 2023. The key reason behind the drop was the aforementioned cost cutting measures in marketing expenses in the second quarter of 2022.

Six Months 2023 Results

Audience

Average UMV (Unique Monthly Visitors) for the six months ended June 30, 2023 increased by 4% to 19.0 million compared with the six months ended June 30, 2022. This increase was mainly driven by the overall recovery in demand for primary and secondary real estate following the key interest rate stabilization.

Revenue

Revenue for the six months ended June 30, 2023 amounted to RUB 5,063 million compared to RUB 3,631 million for the six months ended June 30, 2022, demonstrating an increase of RUB 1,432 million, or 39%. The revenue growth was mainly driven by growth of the Core Business segment.

The following table sets forth a breakdown of our revenue by segment and type for the periods indicated (in millions of RUB and USD):

	Six months ended
	June 30, 2022	June 30, 2023	June 30, 2023	Y-o-Y growth
	RUB	RUB	USD (1)
Total Revenue	3,631	5,063	58.2	39%
Core Business, including	3,403	4,826	55.4	42%
Listing revenue	2,141	2,681	30.8	25%
Lead generation revenue	960	1,683	19.3	75%
Display advertising revenue	290	410	4.7	41%
Mortgage Marketplace	100	201	2.3	101%
Valuation and Analytics	29	21	0.2	(28)%
End-to-End Offerings	99	15	0.2	(85)%

1 U.S. Dollar translations throughout this release are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of June 30, 2023 (RUB 87.0341 to USD 1.00).

Core Business segment revenue

Core Business revenue reached RUB 4,826 million for the six months ended June 30, 2023, increasing by 42% compared to RUB 3,403 million for the six months ended June 30, 2022. Similar to the second quarter, Core Business revenue growth was driven by a positive performance across all key revenue streams.

Core Business revenue in Moscow and the Moscow region for the six months ended June 30, 2023 reached RUB 3,553 million, showing an increase of RUB 1,037 million, or 41%, compared to RUB 2,516 million for the prior year. Core Business revenue in other Russian regions for the six months ended June 30, 2023 was RUB 1,273 million, an increase of RUB 386 million, or 44%, as compared to RUB 887 million for the prior year.

Listing revenue (secondary and commercial real estate verticals)

Listing revenue increased by 25% to RUB 2,681 million for the six months ended June 30, 2023 from RUB 2,141 million for the prior year.

The following table presents the listing revenue, the number of listings and average daily revenue per listing for the periods indicated1:

	Six months ended
	June 30, 2022	June 30, 2023	Y-o-Y growth
Listing revenue, including (RUB, million)	2,141	2,681	25%
Moscow and the Moscow region	1,479	1,815	22%
Other Russian Regions	662	866	31%

Listings(2), including (million)	1.78	1.91	7%
Moscow and the Moscow region	0.32	0.39	24%
Other Russian Regions	1.46	1.52	4%

Average daily revenue per listing(3) (RUB)	6.6	7.7	17%
Moscow and the Moscow region	25.8	25.4	(1)%
Other Russian Regions	2.5	3.1	27%

1 Numbers may not add up due to rounding.

2 Listings means the daily average number of real estate listings posted on our platform by agents and individual sellers for a particular period.

3 Average daily revenue per listing is calculated as listing revenue divided (i) by the total number of listings for the corresponding period and (ii) by the number of days during the period.

The growth of the Core Business listing revenue was primarily driven by the price increases and the growth of content.

In the six months ended June 30, 2023, we had approximately 1.91 million listings on our platform, compared to approximately 1.78 million in the six months ended June 30, 2022. The increase in the number of listings was predominantly driven by the overall market recovery. At the same time, the increase of demand led to a general decrease in the amount of time that listings remained posted. Nevertheless, the number of listings in Moscow and the Moscow region, as well as St. Petersburg and the Leningrad region grew significantly as supply still exceeded demand.

Lead generation and display advertising revenue (primary real estate vertical)

Lead generation revenue increased by 75% to RUB 1,683 million in the six months ended June 30, 2023 from RUB 960 million in the six months ended June 30, 2022. Display advertising revenue increased by 41% to RUB 410 million for the six months ended June 30, 2023.

Core Business lead generation revenue growth was driven both by an increase in number of leads and an increase in the average revenue per lead to developers, that resulted from price increases in September 2022 and March 2023.

Core Business display advertising revenue growth was driven by increases in tariffs in June 2022 (in Moscow and the Moscow region and St. Petersburg and the Leningrad region), as well as in January and March 2023.

Mortgage Marketplace segment revenue

Mortgage Marketplace revenue amounted to RUB 201 million for the six months ended June 30, 2023 compared to RUB 100 million for the prior year, representing an increase of RUB 101 million, or 101%, as the demand recovered after key interest rate increase stabilization.

Operating expenses

Total operating expenses increased by 29% to RUB 4,625 million in the six months ended June 30, 2023 from RUB 3,587 million in the six months ended June 30, 2022, primarily driven by an increase in marketing expenses.

The following table sets forth a breakdown of our operating expenses for the periods indicated (in millions of RUB and USD):

	Six months
	June 30, 2022	June 30, 2023	June 30, 2023	Y-o-Y growth
	RUB	RUB	USD (1)
Operating expenses	3,587	4,625	53.1	29%
Marketing expenses	1,083	1,752	20.1	62%
Employee-related expenses, including	1,790	2,152	24.7	20%
Wages, salaries and related taxes	1,397	1,694	19.5	21%
Share-based payment expense	353	385	4.4	9%
IT expenses	262	313	3.6	19%
Depreciation and amortization	139	120	1.4	(14)%
Other operating expenses	313	288	3.3	(8)%

1 U.S. Dollar translations throughout this release are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of June 30, 2023 (RUB 87.0341 to USD 1.00)

Employee-related expenses

Employee-related expenses increased by 20% to RUB 2,152 million in the six months ended June 30, 2023 from RUB 1,790 million in the six months ended June 30, 2022 mostly due to the growth of wages, salaries and related taxes. Wages, salaries and related taxes and other employee-related expenses were a total of RUB 1,694 million for the six months ended June 30, 2023 compared to RUB 1,397 million for the six months ended June 30, 2022. This increase was primarily due to salary growth in line with the market level, while headcount growth was moderate.

Wages, salaries and related taxes as a percentage of revenue decreased year-over-year from 38.5% for the six months ended June 30, 2022 to 33.5% for the six months ended June 30, 2023.

Marketing expenses

Marketing expenses increased to RUB 1,752 million in the six months ended June 30, 2023 from RUB 1,083 million in the six months ended June 30, 2022. The increase was primarily a result of an anomalously low amount in the comparative period, as we significantly reduced marketing spending in the first half of 2022 due to high uncertainty in the market.

Marketing expenses as a percentage of revenue increased from 29.8% for the six months ended June 30, 2022 to 34.6% for the six months ended June 30, 2023.

IT expenses

IT expenses increased by 19% to RUB 313 million in the six months ended June 30, 2023 from RUB 262 million in the six months ended June 30, 2022. This increase was primarily driven by an additional rollout of cloud hosting and growth of hosting tariffs. A growth of foreign currency exchange rates also contributed to the growth.

Other operating expenses

Other operating expenses decreased by 8% to RUB 288 million in the six months ended June 30, 2023 from RUB 313 million in the six months ended June 30, 2022. An increase in expenses relating to consulting services was fully offset by the absence of apartment sale expenses in the End-to-End Home Swap business.

Profit for the period

Profit for the six months ended June 30, 2023 was RUB 615 million compared to a loss of RUB 389 million for the six months ended June 30, 2022. The change in profit for the period was driven primarily by a foreign currency exchange gain of RUB 299 million related to our USD-denominated cash balances (loss of RUB 478 million in the prior year). The factors which affected our Adjusted EBITDA (please see below) also contributed to the change in profit for the period.

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA for the six months ended June 30, 2023 reached RUB 943 million, compared to RUB 536 million for the six months ended June 30, 2022. The increase in Adjusted EBITDA was primarily driven by the revenue growth.

Adjusted EBITDA Margin increased by 3.8 pp to 18.6% for the six months ended June 30, 2023.

Core Business Adjusted EBITDA increased by 30% to RUB 1,181 million in the six months ended June 30, 2023 from RUB 906 million in the six months ended June 30, 2022. This increase was driven primarily by revenue growth of the Core Business segment, including the growth in listing, lead generation and display advertising revenue that outpaced the growth of Core Business operating expenses.

Core Business Adjusted EBITDA Margin deteriorated by 2.2 pp reaching 24.5% for the six months ended June 30, 2023.

Mortgage Marketplace Adjusted EBITDA was RUB 34 million in the six months ended June 30, 2023 compared to negative RUB 104 million in the six months ended June 30, 2022. The dynamic was primarily driven by a growth of revenue outpacing the growth of operating expenses in this sector.

Second Quarter and Six Months 2023 Financial Results Conference Call

Considering the existing uncertainty and market volatility, the Company will not be conducting its second quarter and six months 2023 conference call. Investors, analysts, and media are welcome to send their inquiries to the Company using the contact details provided in this release.

About Cian

Cian is a leading online real estate classifieds platform in the large, underpenetrated and growing Russian real estate classifieds market, with a strong presence across Russia and leading positions in the country’s key metropolitan areas. The Company ranks among the top twelve most popular online real estate classifieds globally in terms of traffic (based on SimilarWeb traffic data for July 2023). Cian’s networked real estate platform connects millions of real estate buyers and renters to millions of high-quality real estate listings of all types — residential and commercial, primary and secondary, urban and suburban. In the first half of 2023, the Company had over 1.9 million listings available through its platform and monthly audience with an average UMV of 19.0 million. Through its technology-driven platform and deep insights into the Russian real estate market the Company provides an end-to-end experience for its customers and users and helps them address multiple pain points on their journey to a new home or place to work.

Source: Cian PLC

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding our financial outlook for 2021 and long-term growth strategy, as well as statements that include the words “target,” “believe,” “expect,” “aim,” “intend, intend,” may,” “anticipate,” “estimate,” “plan,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could” and other words and terms of similar meaning or the negative thereof. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: the negative impact on the Russian economy of the ongoing military actions between Russia and Ukraine, any negative effects of sanctions, export controls and similar measures targeting Russia as well as other responses to the military conflict in Ukraine; our ability to maintain our leading market positions, particularly in Moscow, St. Petersburg and certain other regions, and our ability to achieve and maintain leading market position in certain other regions; our ability to compete effectively with existing and new industry players in the Russian real estate classifieds market; our heavy dependence on our brands and reputation; any potential failure to adapt to any substantial shift in real estate transactions from, or demand for services in, certain Russian geographic markets; any downturns in the Russian real estate market and general economic conditions in Russia; any effect on our operations due to cancellation of, or any changes to, the Russian mortgage subsidy program or other government support programs; further widespread impacts of the COVID-19 pandemic, or other public health crises, natural disasters or other catastrophic events which may limit our ability to conduct business as normal; our ability to establish and maintain important relationships with our customers and certain other parties; any failure to establish and maintain proper and effective internal control over financial reporting; any failure to remediate existing deficiencies we have identified in our internal controls over financial reporting, including our information technology general controls; any new or existing government regulation in the area of data privacy, data protection or other areas and other important factors discussed under the caption “Risk Factors” in Cian’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on April 27, 2023 and our other filings with the SEC as such factors may be updated from time to time.

Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. We disclaim any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Investor contacts:

Daria Fadeeva

ir@cian.ru

Media contacts:

Olga Podoliaka

pr@cian.ru

Consolidated Statement of Profit or Loss and Other Comprehensive Income (in millions of RUB and USD, except share and per share amounts)

	Three months ended (unaudited)
	June 30, 2022	June 30, 2023	June 30, 2023
	RUB	RUB	USD(1)
	(unaudited)	(unaudited)	(unaudited)
Revenue	1,905	2,661	30.6

Operating expenses:
Marketing expenses	(392)	(908)	(10.4)
Employee-related expenses	(906)	(1,094)	(12.6)
IT expenses	(126)	(148)	(1.7)
Depreciation and amortization	(71)	(60)	(0.7)
Other operating expenses	(179)	(145)	(1.7)
Total operating expenses	(1,674)	(2,355)	(27.1)

Operating profit	231	306	3.5
Finance costs	(6)	(6)	(0.1)
Finance income	19	60	0.7
Foreign currency exchange gain / (loss), net	(663)	178	2.0
Other income	12	12	0.1
Profit / (loss) before income tax	(407)	550	6.3
Income tax expense	(26)	(146)	(1.7)
Profit / (loss) for the year	(433)	404	4.6
Total comprehensive income / (loss) for the year	(433)	404	4.6

Profit / (loss) per share, in RUB
Basic profit / (loss) per share attributable to ordinary equity holders of the parent	(6.20)	5.77	0.066
Diluted profit / (loss) per share attributable to ordinary equity holders of the parent	(6.20)	5.55	0.064

1 U.S. Dollar translations throughout this release are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of June 30, 2023 (RUB 87.0341 to USD 1.00).

Consolidated Statement of Profit or Loss and Other Comprehensive Income (in millions of RUB and USD, except share and per share amounts)

	Six months ended (unaudited)
	June 30, 2022	June 30, 2023	June 30, 2023
	RUB	RUB	USD(1)
	(unaudited)	(unaudited)	(unaudited)
Revenue	3,631	5,063	58.2

Operating expenses:
Marketing expenses	(1,083)	(1,752)	(20.1)
Employee-related expenses	(1,790)	(2,152)	(24.7)
IT expenses	(262)	(313)	(3.6)
Depreciation and amortization	(139)	(120)	(1.4)
Other operating expenses	(313)	(288)	(3.3)
Total operating expenses	(3,587)	(4,625)	(53.1)

Operating profit	44	438	5.0
Finance costs	(10)	(12)	(0.1)
Finance income	31	107	1.2
Foreign currency exchange gain / (loss), net	(478)	299	3.4
Other income	21	24	0.3
Profit / (loss) before income tax	(392)	856	9.8
Income tax benefit / (expense)	3	(241)	(2.8)
Profit / (loss) for the year	(389)	615	7.1
Total comprehensive income / (loss) for the year	(389)	615	7.1

Profit / (loss) per share, in RUB
Basic profit / (loss) per share attributable to ordinary equity holders of the parent	(5.57)	8.79	0.101
Diluted profit / (loss) per share attributable to ordinary equity holders of the parent	(5.57)	8.45	0.097

1 U.S. Dollar translations throughout this release are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of June 30, 2023 (RUB 87.0341 to USD 1.00).

Consolidated Statement of Financial Position (in millions of RUB and USD)

	As of
	December 31, 2022	June 30, 2023	June 30, 2023
	RUB	RUB	USD(1)
	(audited)	(unaudited)	(unaudited)
Assets
Non-current assets
Property and equipment	68	74	0.9
Right-of-use assets	74	52	0.6
Goodwill	785	785	9.0
Intangible assets	1,077	1,032	11.9
Deferred tax assets	137	130	1.5
Other non-current assets	8	7	0.1
Total non-current assets	2,149	2,080	23.9

Current assets
Inventories	30	28	0.3
Advances paid and prepaid expenses	99	114	1.3
Trade and other receivables	414	542	6.2
Prepaid income tax	3	7	0.1
Cash and cash equivalents	4,110	5,193	59.7
Other current assets	169	188	2.2
Total current assets	4,825	6,072	69.8
Total assets	6,974	8,152	93.7

Equity and liabilities
Equity
Share capital	2	2	0.0
Share premium	7,702	7,702	88.5
Equity-settled employee benefits reserves	648	922	10.6
Accumulated losses	(3,343)	(2,729)	(31.4)
Total equity	5,009	5,897	67.8

Liabilities
Non-current liabilities
Lease liabilities	28	15	0.2
Deferred tax liabilities	127	120	1.4
Deferred income	108	94	1.1
Total non-current liabilities	263	229	2.6

Current liabilities
Contract liabilities	554	617	7.1
Trade and other payables	642	765	8.8
Income tax payable	66	85	1.0
Other taxes payable	366	394	4.5
Employee share-based payment liability	-	99	1.1
Lease liabilities	41	33	0.4
Deferred income	33	33	0.4
Total current liabilities	1,702	2,026	23.3
Total liabilities	1,965	2,255	25.9
Total liabilities and equity	6,974	8,152	93.7

1 U.S. Dollar translations throughout this release are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of June 30, 2023 (RUB 87.0341 to USD 1.00).

Consolidated Statement of Cash Flows (in millions of RUB and USD)

	Six months ended (unaudited)
	June 30, 2022	June 30, 2023	June 30, 2023
	RUB	RUB	USD(1)
	(unaudited)	(unaudited)	(unaudited)
Cash flows from operating activities
Profit / (loss) before income tax	(392)	856	9.8
Adjusted for:
Depreciation and amortization	139	120	1.4
Employee share-based payment expense	353	385	4.4
Finance income	(31)	(107)	(1.2)
Finance costs	10	12	0.1
Foreign currency exchange (gain) / loss, net	478	(299)	(3.4)
Reversal of allowance for expected credit losses	(11)	(1)	(0.0)
Working capital changes:
(Increase) / decrease in trade and other receivables	125	(127)	(1.5)
(Increase) / decrease in advances paid and prepaid expenses	6	(14)	(0.2)
(Increase) / decrease in other assets	153	(17)	(0.2)
Increase / (decrease) in trade and other payables	(209)	90	1.0
Increase in contract liabilities and deferred income	17	40	0.5
Increase in other liabilities	95	27	0.3
Cash generated from operating activities	733	965	11.1
Income tax paid	(72)	(226)	(2.6)
Interest received	31	107	1.2
Interest paid	(3)	(3)	(0.0)
Net cash generated from operating activities	689	843	9.7

Cash flows from investing activities
Purchase of property and equipment	(27)	(21)	(0.2)
Purchase of intangible assets	(34)	(41)	(0.5)
Net cash used in investing activities	(61)	(62)	(0.7)

Cash flows from financing activities
Payment of principal portion of lease liabilities	(21)	(21)	(0.2)
Net cash used in financing activities	(21)	(21)	(0.2)

Net increase in cash and cash equivalents	607	760	8.7
Cash and cash equivalents at the beginning of the period	2,419	4,110	47.2
Effect of exchange rate changes on cash and cash equivalents	(450)	324	3.7
(Allowance) / reversal of allowance for expected credit losses	10	(1)	(0.0)
Cash and cash equivalents at the end of the period	2,586	5,193	59.7

1 U.S. Dollar translations throughout this release are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of June 30, 2023 (RUB 87.0341 to USD 1.00).

Non-IFRS Financial Measures and Supplemental Financial Information

Use of Non-IFRS Financial Measures

We use Adjusted EBITDA, Core Business Adjusted EBITDA for Moscow and the Moscow region, Core Business Adjusted EBITDA for Other regions, Adjusted EBITDA Margin and Core Business Adjusted EBITDA Margin as non-IFRS financial measure in assessing our operating performance and in our financial communications.

Adjusted EBITDA, Core Business Adjusted EBITDA for Moscow and the Moscow region, Core Business Adjusted EBITDA for Other regions, Adjusted EBITDA Margin and Core Business Adjusted EBITDA Margin are financial measures that are not calculated in accordance with IFRS. These non-IFRS financial measures should not be considered in isolation or as an alternative or a substitute to loss for the period, which is the most directly comparable IFRS measure, or any other measure of financial performance calculated and presented in accordance with IFRS. Adjusted EBITDA, Core Business Adjusted EBITDA for Moscow and the Moscow region, Core Business Adjusted EBITDA for Other regions, Adjusted EBITDA Margin and Core Business Adjusted EBITDA Margin have limitations as analytical tools. Some of these limitations are:

•	they exclude depreciation and amortization expense and, although these are non-cash expenses, the assets being depreciated may have to be replaced in the future, increasing our cash requirements;

•	they do not reflect foreign currency exchange loss (gain), which reduces (increases) cash available to us;

•	they do not reflect income tax payments that reduce cash available to us;

•	they do not reflect share-based compensation expenses and, therefore, do not include all of our employee-related expenses; and

•	other companies, including companies in our industry, may calculate those measures differently, which reduces their usefulness as comparative measures.

The tables below provide detailed reconciliations of each non-IFRS financial measure we use from the most directly comparable IFRS financial measure.

Reconciliation of Adjusted EBITDA from Loss for the period, the most directly comparable IFRS financial measure (in millions of RUB and USD)

	Three months ended (unaudited)
	June 30, 2022	June 30, 2023	June 30, 2023
	RUB	RUB	USD(1)
Profit / (loss) for the period	(433)	404	4.6
Income tax expense	26	146	1.7
Profit / (loss) before income tax	(407)	550	6.3
Depreciation and amortization	71	60	0.7
Finance (income) / expenses, net(2)	(13)	(54)	(0.6)
Foreign currency exchange (gain) / loss, net	663	(178)	(2.0)
Share-based payment expenses	178	224	2.6
Income from the depositary	(12)	(12)	(0.1)
Adjusted EBITDA(3)	480	590	6.8
Adjusted EBITDA Margin(4)	25.2%	22.2%	22.2%

	Six months ended (unaudited)
	June 30, 2022	June 30, 2023	June 30, 2023
	RUB	RUB	USD(1)
Profit / (loss) for the period	(389)	615	7.1
Income tax expense / (benefit)	(3)	241	2.8
Profit / (loss) before income tax	(392)	856	9.8
Depreciation and amortization	139	120	1.4
Finance (income) / expenses, net(2)	(21)	(95)	(1.1)
Foreign currency exchange (gain) / loss, net	478	(299)	(3.4)
Share-based payment expenses	353	385	4.4
Income from the depositary	(21)	(24)	(0.3)
Adjusted EBITDA(3)	536	943	10.8
Adjusted EBITDA Margin(4)	14.8%	18.6%	18.6%

1 U.S. Dollar translations throughout this release are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of June 30, 2023 (RUB 87.0341 to USD 1.00).

2 Comprises finance costs and finance income for the respective periods.

3 Defined as profit / (loss) for the period adjusted to exclude income tax (benefit) / expense, finance costs, finance income, foreign currency exchange loss / (gain), net, depreciation and amortization, share-based payments under equity-based incentive program and income from the depository.

4 Defined as Adjusted EBITDA divided by revenue for the respective periods.

Segment Data and Reconciliation to Adjusted EBITDA (in millions of RUB and USD)

	Six months ended (unaudited)
	June 30, 2022	June 30, 2023	June 30, 2023
	RUB	RUB	USD(1)
Adjusted EBITDA	536	943	10.8
Core Business Adjusted EBITDA	906	1,181	13.6
Core Business Adjusted EBITDA for Moscow and the Moscow region(2)	1,567	1,783	20.5
Core Business Adjusted EBITDA for Other regions(3)	(661)	(602)	(6.9)
Mortgage Marketplace Adjusted EBITDA	(104)	34	0.4
Valuation and Analytics Adjusted EBITDA	(19)	(43)	(0.5)
C2C Rental Adjusted EBITDA	(5)	-	-
End-to-End Offerings Adjusted EBITDA	(242)	(229)	(2.6)
Core Business EBITDA margin	26.6%	24.5%	24.5%

1 U.S. Dollar translations throughout this release are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of June 30, 2023 (RUB 87.0341 to USD 1.00).

2 For the purpose of calculating Core Business Adjusted EBITDA for Moscow and the Moscow region and Core Business Adjusted EBITDA for Other regions: (i) revenues are attributed to the relevant region based primarily on the location of the relevant property listed; and (ii) costs are directly attributed to the relevant region with respect to which they were incurred, when possible. Due to the integrated structure of our business, certain costs may benefit all our regions. These costs primarily include certain headcount-related expenses, certain marketing and advertising costs, product development, IT expenses (including hosting and technical support expenses and telecommunication services), office maintenance expenses and other general corporate expenses, such as finance, accounting, legal, human resources, recruiting and facilities costs. These costs are allocated to Moscow and the Moscow region and Other regions based on the estimated benefit each region receives from such expenses, using specific allocation drivers representing this benefit.

3 Defined as Core Business Adjusted EBITDA divided by Core Business revenue for the respective periods.

Other Historical Operational Data

	Average UMV (1) (in millions)	Listings (2) (in millions)	Listings Moscow and the Moscow region	Listings Other regions	Leads to developers (3) (in thousands)
2019	13.4	1.92	0.37	1.55	179.6
2020	16.5	2.14	0.37	1.77	244.8
2021	20.5	1.99	0.31	1.69	229.2
2022	17.9	1.88	0.35	1.52	223.7

1 Average Unique Monthly Visitors (UMV) means the average number of users and customers visiting our platform (websites and mobile application) per month in a particular period, excluding bots. Average UMV for a particular period is calculated by aggregating the UMV for each month within such period and dividing by the number of months. For 2020 and 2019, Average UMV is calculated based on Google Analytical data; for 2021, 2022 and 2023, Average UMV is calculated as a sum of Average UMV for the Cian, excluding the N1 Group, based on Google Analytics data and Average UMV for the N1 Group based on Yandex.Metrica data.

2 Listings means the daily average number of real estate listings posted on our platform by agents and individual sellers for a particular period.

3 Leads to developers means the number of paid target calls, lasting 30 seconds or longer, made through our platform by home searchers to real estate developers, for a particular period.